UNIFIED SERIES TRUST

AMENDED AND RESTATED

OPERATING EXPENSE LIMITATION AGREEMENT

ABSOLUTE CEF Opportunities

THIS AMENDED AND RESTATED OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of the 15th day of October, 2024, and amends and restates the amended and restated operating expense limitation agreement dated the 9th day of September, 2023, by and between UNIFIED SERIES TRUST, an Ohio business trust (the “Trust”), solely on behalf of Absolute CEF Opportunities, formerly Absolute Strategies Fund (the “Fund”) and the investment adviser of the Fund, Absolute Investment Advisers LLC (the “Adviser”).

WITNESSETH:

WHEREAS, effective September 9, 2023 the Trust accepted the Assignment and Assumption Agreement and thereby agreed to perform all duties and obligations under the Expense Limitation Agreement between Forum Funds and the Adviser dated as of June 8, 2023, in particular the obligation to reimburse the Adviser for any amounts previously paid or waived under the terms of such agreement;

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an investment advisory agreement between the Trust and the Adviser (the “Management Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Management Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Adviser hereby agrees to limit the Fund’s total Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average daily net assets, to the amount listed in Appendix A (the “Annual Limit”). In the event that the total Operating Expenses of a Fund exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due. Payment can be made by waiver of fees payable under the Management Agreement and/or reimbursement of other expenses of the Fund.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the

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Fund, but does not include portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest and dividend expenses on securities sold short); acquired fund fees and expenses; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); any administrative and/or shareholder servicing fees payable pursuant to a plan adopted by the Board of Trustees; expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Trust officers and Trustees and contractual indemnification of Fund service providers); and other expenses that the Trustees agree have not been incurred in the ordinary course of the Fund’s business.

3. Reimbursement of Fees and Expenses. Each waiver/expense payment by the Adviser is subject to recoupment by the Adviser from the Fund in the three years following the date the particular waiver/expense payment occurred, but only if such recoupment can be achieved without exceeding the Annual Limit in effect at the time of the waiver/expense payment and any Annual Limit in effect at the time of the recoupment.

4. Affiliated Fund Management Fees. Prior to applying the Annual Limit, the Adviser agrees to waive its investment management fees related to any Fund assets invested in pooled vehicles sponsored by the Adviser.

5. Term. This Agreement shall become effective on the date first above written and shall remain in effect until at least July 31, 2026 unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by the Adviser and a majority of the Trustees of the Trust.

6. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to the Fund if the Management Agreement for the Fund is terminated, with such termination effective upon the effective date of the Management Agreement’s termination for the Fund. Upon termination of this Agreement for any reason, the Adviser acknowledges and agrees that it remains liable for all fee reductions and reimbursement obligations pursuant to paragraph 1 hereof that accrued prior to the termination of this Agreement.

7. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

8. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

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9. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Ohio without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

10. Binding Effect. Notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement with respect to the Fund are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund (and not upon any other Fund).

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

UNIFIED SERIES TRUST	Absolute Investment Advisers LLC
on behalf of the Fund listed in Appendix A

By: __/s/ Martin R. Dean_________	By: _/s/ James P. Compson_______
Name: Martin R. Dean	Name: James P. Compson
Title: President	Title: Principal

1070443.2

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Appendix A

Fund	Operating Expense Limit – Effective September 9, 2023	Operating Expense Limit – Prior to September 9, 2023

Absolute CEF Opportunities	1.79%	1.99%

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